INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	February 9, 2017

Invictus MD announce that AB Ventures Inc. has acquired 100 acres for future cannabis cultivation and sale under the ACMPR

VANCOUVER, BC, February 9, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that AB Ventures Inc. (“AB Ventures”), a newly incorporated company formed to develop a second licensed expansion facility through it’s common ownership with AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), has acquired 100 acres in Hamilton, Ontario, for cannabis cultivation and sale under the ACMPR.

The land acquisition, worth $1,650,000 CDN, is scheduled to close on May 1, 2017 and will be used for future cannabis cultivation once licensed under the ACMPR. Plans to construct five production facilities on the new land totaling 100,000 square feet will be completed by 2019. AB Labs is licensed for cultivation under the ACMPR and maintains a 16,000 square foot facility located in Hamilton, Ontario.

AB Ventures plans to initially construct 42,000 square feet using the $5.5 million committed from Invictus MD. The entire 100 acres will be available for future expansion. Deloitte, a well-respected consulting company, recently published a survey that suggested the Canadian retail cannabis market would be worth between $4.9 billion and $8.7 billion annually. Additionally, the market for marijuana products and services - including growers, testing labs, lighting, and security systems - would increase that number to between $12.7 billion and $22.6 billion. Once taxes, licensing fees, and weed-related tourism are factored in, the market could be even greater than $22.6 billion. The consulting firm further estimates that satisfying the recreational cannabis market will mean producing 600,000 kilograms of marijuana annually - far more than the existing 36 licensed producers grow for medicinal purposes.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Dan Kriznic, Chairman and CEO of Invictus MD, commented, “This is a tremendous milestone for Invictus-MD and its shareholders. Breaking ground into the ACMPR has always been our intention since inception of our Company in December 2014.” “Once the option to acquire a 100% interest in OptionCo announced on February 7, 2017 is exercised for 150 acres that has already been pre license inspected by Health Canada, along with the previously acquired interest in AB Laboratories, a licensed producer under the ACMPR and the increased expansion plan on 100 acres with AB Ventures, Invictus MD will have significant land holdings for cannabis cultivation in Canada to meet the projected demand. From early on, Invictus MD has viewed acquiring production capacity under the ACMPR as a key driver to increasing shareholder value”, said Kriznic.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the proposed acquisitions of interests in AB Ventures AB Labs and esandtimated production capacity, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that all conditions to closing will be satisfied, the proposed acquisitions of AB Ventures and AB Labs will occur as anticipated, that the Company will obtain all requisite approvals of the acquisitions, that AB Ventures will acquire land sufficient to build the proposed cultivation facility and such facility will be successfully built, that AB Ventures will be granted a license to produce the anticipated quantities under the ACMPR and all other required governmental approvals to produce and sell marijuana under the ACMPR will be obtained by AB Ventures and the AB Labs will obtain all approvals required for its proposed production quantities. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that conditions to closing will not be satisfied or that the proposed acquisitions may otherwise not occur as planned, risks related to the timing and receipt of requisite approvals, the risk that AB Ventures will not: acquire land sufficient to build the proposed cultivation facility, successfully build the proposed cultivation facility or obtain a license or any other approvals required to produce the anticipated quantities under the ACMPR, and the risk that AB Labs will not obtain all approvals required for its proposed production quantities. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

info@invictus-md.com www.invictus-md.com